UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 333-229744

EMERALD HEALTH THERAPEUTICS, INC.
(Translation of registrant's name into English)

210 – 800 West Pender Street

Vancouver, British Columbia V6C 1J8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F       ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appendix C to National Instrument 41-101

General Prospectus Requirements

Non-Issuer Form of Submission to

Jurisdiction and Appointment of

Agent for Service of Process

1.	Name of issuer (the “Issuer”): Emerald Health Therapeutics, Inc.

2.	Jurisdiction of incorporation, or equivalent, of Issuer: British Columbia

3.	Address of principal place of business of Issuer:
210 – 800 West Pender Street, Vancouver, British Columbia V6C 1J8

4.	Description of securities (the “Securities”):
Units consisting of one common share of the Issuer and one common share purchase warrant

5.	Date of the prospectus (the “Prospectus”) under which the Securities are offered: May 22, 2020

6.	Name of person filing this form (the “Filing Person”): Punit Dhillon

7.	Filing Person’s relationship to Issuer: Director

8.	Jurisdiction of incorporation, or equivalent, of Filing Person, if applicable, or jurisdiction of residence of Filing Person:
California, USA

9.	Address of principal place of business of Filing Person:
210 – 800 West Pender Street, Vancouver, British Columbia V6C 1J8

10.	Name of agent for service of process (the “Agent”): James Beeby, Bennett Jones LLP

11.	Address for service of process of Agent in Canada (the address may be anywhere in Canada):
2500 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8

12.	The Filing Person designates and appoints the Agent at the address of the Agent stated above as its agent upon whom may be served any notice, pleading, subpoena, summons or other process in any action, investigation or administrative, criminal, quasi-criminal, penal or other proceeding (the “Proceeding”) arising out of, relating to or concerning the distribution of the Securities made or purported to be made under the Prospectus, and irrevocably waives any right to raise as a defence in any such Proceeding any alleged lack of jurisdiction to bring the Proceeding.

13.	The Filing Person irrevocably and unconditionally submits to the non-exclusive jurisdiction of

(a)	the judicial, quasi-judicial and administrative tribunals of each of the provinces of Canada in which the securities are distributed under the Prospectus; and

(b)	any administrative proceeding in any such province, in any Proceeding arising out of or related to or concerning the distribution of the Securities made or purported to be made under the Prospectus.

14.	Until six years after completion of the distribution of the Securities made under the Prospectus, the Filing Person shall file a new submission to jurisdiction and appointment of agent for service of process in this form at least 30 days before termination of this submission to jurisdiction and appointment of agent for service of process.

15.	Until six years after completion of the distribution of the Securities under the Prospectus, the Filing Person shall file an amended submission to jurisdiction and appointment of agent for service of process at least 30 days before a change in the name or above address of the Agent.

16.	This submission to jurisdiction and appointment of agent for service of process shall be governed by and construed in accordance with the laws of British Columbia.

Dated: May 22, 2020

“Punit Dhillon”
Signature of Filing Person

Punit Dhillon
Print name of person signing and, if the Filing
Person is not an individual, the title of the person

AGENT

The undersigned accepts the appointment as agent for service of process of Emerald Health Therapeutics, Inc. under the terms and conditions of the appointment of agent for service of process stated above.

Dated: May 22, 2020

“James Beeby”
Signature of Agent

James Beeby, Bennett Jones LLP
Print name of person signing and, if Agent is not
an individual, the title of the person

Appendix C to National Instrument 41-101

General Prospectus Requirements

Non-Issuer Form of Submission to

Jurisdiction and Appointment of

Agent for Service of Process

1.	Name of issuer (the “Issuer”): Emerald Health Therapeutics, Inc.

2.	Jurisdiction of incorporation, or equivalent, of Issuer: British Columbia

3.	Address of principal place of business of Issuer:
210 – 800 West Pender Street, Vancouver, British Columbia V6C 1J8

4.	Description of securities (the “Securities”):
Units consisting of one common share of the Issuer and one common share purchase warrant

5.	Date of the prospectus (the “Prospectus”) under which the Securities are offered: May 22, 2020

6.	Name of person filing this form (the “Filing Person”): Avtar Dhillon

7.	Filing Person’s relationship to Issuer: Director and Executive Chairman

8.	Jurisdiction of incorporation, or equivalent, of Filing Person, if applicable, or jurisdiction of residence of Filing Person:
California, USA

9.	Address of principal place of business of Filing Person:
210 – 800 West Pender Street, Vancouver, British Columbia V6C 1J8

10.	Name of agent for service of process (the “Agent”): James Beeby, Bennett Jones LLP

11.	Address for service of process of Agent in Canada (the address may be anywhere in Canada):
2500 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8

12.	The Filing Person designates and appoints the Agent at the address of the Agent stated above as its agent upon whom may be served any notice, pleading, subpoena, summons or other process in any action, investigation or administrative, criminal, quasi-criminal, penal or other proceeding (the “Proceeding”) arising out of, relating to or concerning the distribution of the Securities made or purported to be made under the Prospectus, and irrevocably waives any right to raise as a defence in any such Proceeding any alleged lack of jurisdiction to bring the Proceeding.

13.	The Filing Person irrevocably and unconditionally submits to the non-exclusive jurisdiction of

(a)	the judicial, quasi-judicial and administrative tribunals of each of the provinces of Canada in which the securities are distributed under the Prospectus; and

(b)	any administrative proceeding in any such province, in any Proceeding arising out of or related to or concerning the distribution of the Securities made or purported to be made under the Prospectus.

14.	Until six years after completion of the distribution of the Securities made under the Prospectus, the Filing Person shall file a new submission to jurisdiction and appointment of agent for service of process in this form at least 30 days before termination of this submission to jurisdiction and appointment of agent for service of process.

15.	Until six years after completion of the distribution of the Securities under the Prospectus, the Filing Person shall file an amended submission to jurisdiction and appointment of agent for service of process at least 30 days before a change in the name or above address of the Agent.

16.	This submission to jurisdiction and appointment of agent for service of process shall be governed by and construed in accordance with the laws of British Columbia.

Dated: May 22, 2020

“Avtar Dhillon”
Signature of Filing Person

Avtar Dhillon
Print name of person signing and, if the Filing
Person is not an individual, the title of the person

AGENT

The undersigned accepts the appointment as agent for service of process of Emerald Health Therapeutics, Inc. under the terms and conditions of the appointment of agent for service of process stated above.

Dated: May 22, 2020

“James Beeby”
Signature of Agent

James Beeby, Bennett Jones LLP
Print name of person signing and, if Agent is not an individual, the title of the person

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emerald Health Therapeutics, Inc.
(Registrant)

Date: June 2, 2020	/s/ Dr.Avtar Dhillon
Avtar Dhillon
Executive Chairman